Darren K. DeStefano	VIA EDGAR
(703) 456-8034
ddestefano@cooley.com
August 19, 2009
U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Mr. Craig Wilson
Mr. Mark Shannon
Mr. Evan Jacobson
Mr. Mark Shuman

RE:	Sourcefire, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 8-K Furnished April 30, 2009
File No. 001-33350
Ladies and Gentlemen:
     On behalf of Sourcefire, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2009 with respect to the above-referenced filings (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Metrics and Trends, page 33
1.	We note your disclosure on page 16 that in each of the years ended December 31, 2008 and 2007, existing customers that purchased additional products and services from you generated a majority of your total revenue. In your response letter, please tell us what consideration you gave to including a more detailed qualitative and quantitative discussion of: (i) existing customers’ renewal rate of maintenance and support agreements, and (ii) trends in sales of additional products and services to existing customers.
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Response to Comment 1:
In response to the Staff’s comment, the Company has included the following disclosure on page 22 of its Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Second Quarter 10-Q”) under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics and Trends—Revenue”:
We continue to generate a majority of our product revenue through sales to existing customers, both for new locations and for additional technology to protect existing networks and locations. Product sales to existing customers accounted for 73% and 71% of total product revenue for the three months ended June 30, 2009 and 2008, respectively, and 75% and 69% of total product revenue for the six months ended June 30, 2009 and 2008, respectively. We expect product sales to existing customers to continue to account for a significant portion of our product revenue in 2009.
The Company advises the Staff that the additional disclosure, which the Company will also include in future periodic reports, relates only to trends involving product sales to existing customers. The Company supplementally advises the Staff that it historically has not maintained sufficiently detailed information to track the renewal rates of maintenance and support agreements or sales of services to existing customers, as it does not consider this information to be material to an understanding of trends in its business. In the future, to the extent that the Company considers this information to be material to an understanding of the Company’s business, and the Company separately tracks this information as part of its analysis of key trends, the Company undertakes to include such additional disclosure in its periodic reports.
Results of Operations
Revenue, Page 36
2.	We note your disclosure on page 36 that the increase in your services revenue for the year ended December 31, 2008, as compared to the year ended December 31, 2007, resulted from an increase in your installed customer base due to new product sales in which associated support was purchased, as well as support renewals by your existing customers. Please tell us what consideration you gave to including quantitative disclosure demonstrating how much of the increase in services revenue was attributed to new product sales versus support renewals by existing customers.
Response to Comment 2:
The Company respectfully advises the Staff that it did not give consideration to including such additional disclosure, because it historically has not tracked the
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amount of services revenue derived from new product sales apart from the amount of services revenue derived from support renewals in analyzing key trends in its business, as it does not consider this information to be material to an understanding of trends in its business. In the future, to the extent that the Company considers this information to be material to an understanding of the Company’s business, and the Company separately tracks this information as part of its analysis of key trends, the Company undertakes to include such additional disclosure in its periodic reports.
3.	We note your disclosure on page 33 that during the fourth quarter of 2008, in some cases you increased discounts on the prices of your products and services as a result of the operating and financial difficulties facing your customers, and in response to discounts offered by your competitors. Please tell us whether the discounts had a material impact on revenue; if the discounts had a material impact on revenue, please tell us what consideration you gave to including a more detailed qualitative and quantitative discussion of the impact.
Response to Comment 3:
The Company respectfully advises the Staff that discounts offered by the Company during the fourth quarter of the fiscal year ended December 31, 2008 were isolated transactions and did not have a material impact on the Company’s results of operations. The disclosure included in the Company’s periodic filings to date is intended to address the known uncertainty with respect to the effect of potential increases in discounting on the Company’s future results of operations. In the future, to the extent that such discounts become material, the Company undertakes to provide a more extensive qualitative and quantitative discussion of the impact of such discounting in its periodic reports.
The Company has included the following disclosure on page 21 of the Second Quarter 10-Q under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics and Trends—Pricing and Discounts,” and in response to the Staff’s comment has added the italicized language below:
We maintain a standard price list for all of our products. Additionally, we have a corporate policy that governs the level of discounts our sales organization may offer on our products, based on factors such as transaction size, volume of products, federal or state programs, reseller or distributor involvement and the level of technical support commitment. Our total product revenue and the resulting gross profit percentage are directly affected by our ability to manage our product pricing policy. During the fourth quarter of 2008 and continuing in 2009, in some cases we increased discounts on the prices of our products and services as a result of the operating and financial difficulties facing our customers, and in response to discounts offered by our competitors. We expect the pressure to provide
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increased discounts to continue and, in the future, we may be forced to further discount or reduce our prices to remain competitive, which could have a material impact on our revenues and gross profit percentage.
Liquidity and Capital Resources
Cash Flows, page 40
4.	We note your cash flow discussion addresses the fiscal years ended December 31, 2008 and 2007 but does not address the fiscal year ended December 31, 2006. Please tell us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.
Response to Comment 4:
In response to the Staff’s comment, the Company has included, on page 27 of the Second Quarter 10-Q, a discussion of operating, investing and financing cash flows for each of the two periods covered by the consolidated statements of cash flows included in the Second Quarter 10-Q (i.e., the six months ended June 30, 2008 and 2009). The Company undertakes to do so in its future periodic reports, including a discussion of cash flows for each of the three fiscal years ending December 31, 2009 in its Annual Report on Form 10-K for the fiscal year ending December 31, 2009.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page F-6
5.	Please tell us how you considered paragraph 23(c) of SFAS 95 and paragraph A96 of SFAS 123R. In this regard, we note that you do not appear to have disclosed the amount of excess tax benefits as a separate line item within operating cash flows.
Response to Comment 5:
The Company has classified excess tax benefits related to share-based payments within the financing section of the Statement of Cash Flows as required by Statement of Financial Accounting Standards No. 123R, Share-Based Payment. Such excess tax benefits amounted to $18,000, $106,000 and $0 for the fiscal years ended December 31, 2008, 2007 and 2006, respectively. Due to the immaterial nature of these amounts, the Company has not historically included the offsetting reduction in cash flows from operating activities as a separate line item, but rather has combined these outflows with other changes in prepaid expenses and other assets within the operating activities section of the Statement of Cash Flows. In the Second Quarter 10-Q, however, in response to the Staff’s comment, the Company has disclosed the offsetting outflows from excess tax benefits as a separate line item within the operating activities section of the
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Statement of Cash Flows, and the Company intends to continue to do so in its future periodic reports.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9
6.	You disclose on page 33 that you increased discounts on both products and services during the fourth quarter of fiscal 2008 in response to the financial pressure facing your customer base and other competitive pressures. Please tell us how these discounts impacted your assessment of the collectability criterion of SOP 97-2 and how you considered footnote 3 to paragraph 3 of SOP 97-2 with respect to your product sales. In addition, please clarify for us whether these pricing actions impacted your ability to establish VSOE of PCS and other services in your multiple element arrangements.
Response to Comment 6:
The Company respectfully advises the Staff that discounts offered by the Company during the fourth quarter of the fiscal year ended December 31, 2008 were isolated transactions and did not have a material impact on the Company’s results of operations. The discounts were allowed primarily with respect to the delivered element of the arrangement (i.e., the products), and not for undelivered products or services.
To date, discounts provided to customers during the sales process have not impacted the Company’s assessment of collectability. The Company takes into account all relevant facts and circumstances in determining whether a customer is creditworthy. The Company performs its assessment of creditworthiness based upon approved credit applications, recent financial information, credit reports, historical payment information, and other relevant documentation. Based on the facts and circumstances, the Company makes a determination at the inception of the transaction whether collectability is probable or not and recognizes revenue accordingly. The Company supplementally advises the Staff that discounts provided to date have been the result of competitive pressures and not a result of accepting less creditworthy customers.
The Company further advises the Staff that, to date, the provision of pricing discounts has not impacted the Company’s ability to establish and maintain VSOE of PCS or other services in multiple element software license arrangements. The Company recognizes revenue under the residual method if the only undelivered elements are elements for which the Company currently has VSOE of fair value. The Company currently calculates VSOE on a trailing twelve-month basis for its PCS and service offerings. The majority of the discounts provided to date have been with respect to the initial multiple element arrangements and not on stand-alone PCS renewals or other service arrangements. As a result, there has been no impact on the Company’s PCS renewal rates or stand-alone service contracts and its related VSOE computations.
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The Company believes that it continues to maintain appropriate evidence supporting VSOE of fair value on its PCS and service offerings.
As the discounts provided to date have not been offered on future products or services, the Company has not considered these discounts to be a separate element of the arrangement required to be accounted for under footnote 3 to paragraph 3 of SOP 97-2.
7.	We note your disclosure on page F-10 that you offer extended service contracts. Please tell us how you recognize revenue for your extended service contracts, including the period over which they are recognized, and how you considered describing this method in your revenue recognition policy.
Response to Comment 7:
The Company advises the Staff that “extended service contracts” are considered to be technical support arrangements, and that the Company uses these terms interchangeably. The accounting for the Company’s technical support arrangements is described as part of the disclosure regarding the Company’s revenue recognition policy on pages F-9 and F-10 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Amounts billed or received in advance are deferred and recognized on a straight-line basis over the contractual period of the technical support arrangement, which is typically 12 months. In response to the Staff’s comment, however, the Company has revised its disclosure on page 10 of the Second Quarter 10-Q in Note 2 under the caption “Warranty” to replace the term “extended service contracts” with “technical support arrangements” in order to make this disclosure consistent with the disclosure regarding the Company’s revenue recognition policy. The Company intends to make the same revision in its future periodic reports.
Warranty, page F-10
8.	You indicate that your advance replacement pool, which is used to provide replacement units and spare parts under extended warranties, is amortized over its estimated useful life of three years. Considering the nature of your advance replacement pool, please explain how you considered the accounting model described in Q&A #12 of TIS Section 2140 of the AICPA Technical Questions.
Response to Comment 8:
The Company advises the Staff that advance replacement units are used to replace products that may fail and need to be replaced under the Company’s technical support arrangements with a customer. Once the Company determines the need for a replacement unit, the Company provides the customer with an advance replacement unit, which may be new or refurbished, and the customer is
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instructed to return the damaged unit to the Company. Once the damaged unit is returned to the Company, the costs of refurbishing the unit are charged to cost of goods sold as these costs are incurred.
The Company’s accounting for its advance replacement pool is guided by Chapter 4 of Accounting Research Bulletin No. 43 (“ARB 43”). Under this guidance, the Company believes that its advance replacement pool should be classified as long-term assets rather than as inventory. The advance replacement units are dedicated to the specific use of providing replacement units to the Company’s customers under existing technical support arrangements and do not represent items held for sale in the ordinary course of the Company’s business. Lastly, the advance replacement units have a useful life that extends significantly beyond one year and would not be considered a current asset. ARB 43 provides that:
The term inventory is used to designate the aggregate of those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sale. [ARB 43, Chapter 4, ¶2]
The term inventory embraces goods awaiting sale (the merchandise of a trading concern and the finished goods of a manufacturer), goods in the course of production (work in process), and goods to be consumed directly or indirectly in production (raw materials and supplies). This definition of inventory excludes long-term assets subject to depreciation accounting, or goods which, when put to use, will be so classified. [ARB 43, Chapter 4, ¶3]
The Company respectfully advises the Staff that it believes that ARB 43 is the preferred guidance, as the advance replacement units have a useful life which will extend significantly beyond one year, which is consistent with a long-term asset, and the nature of the advance replacement pool does not meet the definition of inventory. In reviewing the model described in Q&A #12 of TIS Section 2140 of the AICPA Technical Questions referred to by the Staff (“Q&A #12”), the Company advises the Staff that it believes the model is unclear as to whether the assets described in the model have a useful life substantially in excess of one year and whether the assets described are similar to the assets and arrangements of the Company. For example, the Company’s technical support arrangements do not require that it maintain a pool of replacement units, unlike the case of the model in Q&A #12. In addition, replacement units are not held by the Company in reserve under a contract for a specific customer and may have alternative uses (i.e., as a replacement unit for another customer), unlike the case described in Q&A #12. Furthermore, the Company does not believe that its accounting under ARB 43 is materially different than the accounting under Q&A #12, as the Company currently records depreciation expense as part of cost of goods sold in the Statement of
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Operations, and purchases of advance replacement units from vendors are included within operating activities in the Statement of Cash Flows.
The Company supplementally advises the Staff that, while the Company believes that its balance sheet classification is consistent with the utility of the advance replacement unit assets, such advance replacement unit assets represented less than 1% of the Company’s total assets at December 31, 2008.
The Company further advises the Staff that in determining the appropriate useful life for its advance replacement pool, the Company reviews units scrapped due to damage, deterioration, obsolescence or other causes in relation to the advance replacement pool in total. The average life of the units ranges from three to five years. Based on this estimate, the Company has estimated the economic life of its total advance replacement pool to be three years, and the value of the assets is amortized on a straight-line basis over this period. Furthermore, the Company believes that the value of a returned and refurbished unit approximates the net carrying value of the advance replacement unit exchanged and provided to the customer.
Note 4. Income Taxes, page F-15
9.	Please tell us how your current disclosure meets the requirements of paragraph 21(e) of FIN 48.
Response to Comment 9:
The Company respectfully advises the Staff that its consideration of the required disclosures under FIN 48 included an evaluation of its tax filing positions, in which the Company concluded that it had no uncertain tax positions. As a result, certain disclosures have been omitted, as such disclosures were deemed to be not relevant or not useful to a reader of the Company’s financial statements based on the Company’s current and cumulative loss position.
However, in response to the Staff’s comment, the Company intends to include in its future periodic reports disclosure of the tax years that remain subject to examination by major tax jurisdictions. This proposed disclosure is anticipated to read as follows:
We file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examination by tax authorities for years prior to [year]. Due to net operating loss, or NOL, carryforwards, the tax years from [year] to [year] continue to remain subject to examination with respect to such NOLs. The tax years [year] to present remain open to examination by statute.
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Item 11. Executive Compensation, page 51 (Incorporated by Reference to Definitive Proxy Statement Filed March 27, 2009)
Executive Compensation
Compensation Discussion and Analysis
Base Compensation, page 23
10.	In your description of base compensation in future filings, please include a more detailed explanation of the specific reasons why base compensation was adjusted for each named executive officer, as applicable.
Response to Comment 10:
The Company acknowledges the Staff’s comment and, to the extent applicable, will provide the requested disclosure in the discussion of its 2009 executive compensation included in the proxy statement relating to the Company’s 2010 Annual Meeting of Stockholders.
Cash Bonus Awards
2008 Cash Bonus Awards, page 23
11.	We note your disclosure that in “determining discretionary bonus levels for 2008, the Compensation Committee considered assessments provided by Mr. Burris of individual performance, including achievement of internal objectives.” In your response letter, for each named executive officer, please include a detailed discussion of the elements of individual performance considered by your compensation committee in determining the discretionary individual performance element of the cash bonus awards. In addition, include a representation that, if applicable, you will include similar disclosure in future filings.
Response to Comment 11:
The Company supplementally advises the Staff that, in determining amounts of discretionary bonuses for the first half of 2008 for each named executive officer, the Compensation Committee considered, in each case in light of the transition from the Company’s prior Chief Executive Officer that occurred during the period, (i) the efforts of each of the executive officers in providing continuity in the operation of such executive officer’s department and (ii) the retentive value of the discretionary bonus and the related benefit to the Company of retaining the services of each of the executive officers. In determining the discretionary bonus levels for the second half of 2008 for each named executive officer, the Compensation Committee considered the assessment of Mr. Burris, the Company’s new Chief Executive Officer, whether each executive officer had
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implemented practices to better manage the expenses of such executive officer’s department. In addition, with respect to the discretionary bonus for 2008 paid to Todd Headley, the Company’s Chief Financial Officer, the Compensation Committee considered Mr. Burris’s assessment that Mr. Headley had overseen the successful implementation of (i) the Company’s compliance and testing efforts with respect to Section 404 of the Sarbanes-Oxley Act and (ii) the Company’s new enterprise resource planning system that was implemented during the second half of 2008.
The Company confirms that, if applicable, it will provide disclosure similar to the above in future proxy statements. However, the Company respectfully advises the Staff that, as described in the Company’s proxy statement for its 2009 Annual Meeting of Stockholders (the “2009 Proxy Statement”), annual cash bonuses for the Company’s executive officers for the year ending December 31, 2009 will be based exclusively on corporate and departmental performance objectives, with no discretionary component.
Item 15. Exhibits and Financial Statement Schedule, page 51
12.	We note your disclosure that for the year ended December 31, 2008, a federal reseller, immixGroup, accounted for 11% of your total revenue. Please tell us whether you have an agreement with immixGroup. If you have an agreement with immixGroup, please provide us with: a representation that you will discuss the material terms of the agreement in the “Business” section of future filings, if immixGroup continues to be a principal customer, and your analysis as to how you determined not to file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Response to Comment 12:
The Company respectfully advises the Staff that it does maintain an agreement with immixGroup for the provision of the Company’s products and services to U.S. federal government agencies. However, the Company does not believe that this agreement is required to be summarized or to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. It is the Company’s understanding that, in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K, an agreement that was entered into in the ordinary course of business is not required to be filed as an exhibit unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”
The agreement with immixGroup is of the type that ordinarily accompanies the Company’s business of selling software products to a customer base that includes U.S. governmental agencies, and therefore is deemed, pursuant to Item
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601(b)(ii) of Regulation S-K, to have been made in the ordinary course of business. In the ordinary course of its business, the Company enters into contracts with numerous resellers for the distribution of its products and services, and the Company has elected to outsource the function of federal government order fulfillment to immixGroup. While the relationship with immixGroup is important to the Company, and the substantial majority of the Company’s current sales to the U.S. federal government are conducted through immixGroup, the Company respectfully submits that its business is not “substantially dependent” on the immixGroup contract within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. The Company believes that, if necessary, the services currently provided by immixGroup could be replaced on the same or similar terms with limited difficulty or delay, through the engagement of one or more other federal resellers.
The Company supplementally advises the Staff that under the terms of the agreement with immixGroup, the Company may terminate the agreement at any time without cause and without penalty, subject only to a 30-day prior notice period. Additionally, under the agreement, immixGroup is not required to distribute any minimum amount of the Company’s products or services, nor is the Company obligated to sell any minimum amount products or services to immixGroup for resale to U.S. federal government agencies.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Exhibits 31.1 and 31.2
13.	We note that you have omitted the parenthetical language from paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that in future filings your certifications will track the language of Item 601(b)(31) of Regulation S-K.
Response to Comment 13:
In response to the Staff’s comment, the Company has included the referenced parenthetical language in the certifications filed with the Second Quarter 10-Q, such that the certifications track the language of Item 601(b)(31) of Regulation S-K, and the Company will continue to do so in future periodic reports.
Form 8-K Filed April 30, 2009
14.	You indicate that your non-GAAP results, which exclude stock-compensation expense, provide useful information to both management and investors by excluding items that you believe may not be indicative of the Company’s operating performance. Please explain to us in reasonable detail why you believe stock-compensation expense is not
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indicative of the Company’s operating performance as offering employees equity instruments appears to be a key performance incentive.
Response to Comment 14:
In response to the Staff’s comment, the Company acknowledges that it considers the equity instruments that it offers its employees to be key performance incentives. In this regard, the Company acknowledges that, in accordance with SFAS No. 123(R), stock-based compensation expense constitutes an ongoing and recurring expense. Accordingly, in future earnings releases, the Company will remove stock-based compensation expense from the list of items identified as not being indicative of the Company’s operating performance.
The Company respectfully advises the Staff that it intends to continue excluding the effects of stock-based compensation expense from its reported non-GAAP financial results. The Company believes that doing so is appropriate in light of the fact that management uses financial information that excludes stock-based compensation expense in its internal budgeting and resource allocation process and in its incentive compensation strategies. In this regard, the Company advises the Staff that, as described in the 2009 Proxy Statement, a significant component of its executive officers’ 2009 incentive compensation will be based on the Company’s adjusted operating income, which excludes, among other things, stock-based compensation expense.
Management also uses this non-GAAP measure to facilitate internal comparisons to the Company’s historical operating results and comparisons to competitors’ operating results. Because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, the Company believes excluding stock-based compensation expense enhances the ability of investors to compare the Company’s operating results over multiple periods with those of other companies. Furthermore, because management does not have the ability to influence or manage stock-based compensation expense between periods, other than by reducing future grants of equity incentive awards, the Company believes that using non-GAAP adjusted operating income in making operating decisions provides meaningful supplemental information to management and investors regarding the Company’s operational performance.
* * * *
As requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
     Please fax any additional comment letters concerning the above-referenced filings to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,
/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	John C. Burris, Sourcefire, Inc.
Todd P. Headley, Sourcefire, Inc.
Douglas W. McNitt, Sourcefire, Inc.
Edmund D. Graff, Sourcefire, Inc.
Andrew Jordan, Ernst & Young LLP
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM